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                               June 22, 2022

       Paul Bay
       Chief Executive Officer
       Ingram Micro Holding Corp.
       3351 Michelson Drive, Suite 100
       Irvine, CA 92612

                                                        Re: Ingram Micro
Holding Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 2,
2022
                                                            CIK No. 0001897762

       Dear Mr. Bay:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Capitalization, page 69

   1. Please revise to give effect in the as adjusted column to the CLS Sale and related transactions, such as
those referenced in footnotes (2) and (4) to the table. Also, revise the pro forma information
on page 73 to include both pro forma balance sheet and statement of income information
related to these transactions. Refer to Article 11 of Regulation S-
                                                        X.
 Paul Bay
FirstName  LastNamePaul Bay
Ingram Micro  Holding Corp.
Comapany
June       NameIngram Micro Holding Corp.
     22, 2022
June 22,
Page 2 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Income from Operations and Adjusted Income from Operations Margin, page 112

2. We have reviewed your response to comment 13 noting it does not appear to address our comment in its entirety. Please tell us how you addressed the following:
             Retitling the adjusted income from operations, net of income taxes non-GAAP measure to better reflect what it actually represents, such as "adjusted net income" and
             Presenting return on invested capital using GAAP net income, whenever adjusted return on invested capital is presented.
         In addition, present other discrete items separately from any tax adjustments and disclose in greater detail with quantification for each period presented the nature of each non-
         GAAP adjustment being made.
Liquidity and Capital Resources
Capital Resources, page 117

3. We note your amended disclosure in response to comment 14. Please expand the disclosure to discuss whether a material portion of your cash and cash equivalents is located in China and if those funds will be used to finance operations in other foreign jurisdictions. If so, discuss any related risks and to the extent that you have cash management policies related to the transfer or use of those funds, please summarize the policies.
Business
Our Products and Solutions, page 138

4. We note your amended disclosure in response to comment 15, and we reissue in part.
         Please expand your disclosure to discuss the nature of your revenue steams for each line of business. For example, to the extent you have customer contracts in any of your lines of business, disclose the material terms and how such contracts vary between lines of business. Please ensure that your disclosure includes the length of such contracts, renewal terms, pricing terms and termination provisions.
Audited Consolidated Financial Statements
Note 11 - Segment Information, page F-42

5. We read your response to comment 21. Segment-related information is disclosed on a management approach basis and disclosure of certain segment-related amounts is not required, if those amounts are not reviewed by the chief operating decision maker.
         However, this provision and the operating segment aggregation criteria in ASC 280-10-
         50-11 do not apply to entity-wide disclosures. Please disclose the revenues from external customers for each product and service or each group of similar products and services. In
 Paul Bay
Ingram Micro Holding Corp.
June 22, 2022
Page 3
      this regard, you list five product categories on pages 84 and 85. Alternatively, if providing this disclosure is impracticable (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable. If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive. Refer to ASC 280-10-05-5, ASC 280-10-50-40 and paragraphs 67 to 69 in the basis for conclusions section of Statement
131.
       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer Lopez Molina at 202-551-3792 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Bay
                                                             Division of
Corporation Finance
Comapany NameIngram Micro Holding Corp.
                                                             Office of Trade &
Services
June 22, 2022 Page 3
cc:       Cristopher Greer
FirstName LastName